UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2017

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: November 6, 2017	By:	/s/Shui-Yi Ku
	Name:	Shui-Yi Ku
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement on 2017/11/01 : Change of Senior Executive Vice President for Business, President of Telecommunication Laboratories and Acting Spokesperson
99.2	Announcement on 2017/11/03 : Supplementary Announcement of the bid of Mobile Broadband business license: won the spectrum of 2x5 MHz in 1800MHz and 2x20MHz in 2100MHz on Nov. 3, 2017
99.3	Announcement on 2017/11/06 : The Board approved the appointment of senior management
99.4	Announcement on 2017/11/06 : New appointment of Administration Senior Executive Vice President
99.5	Announcement on 2017/11/06 : New appointment of Business Senior Executive Vice President
99.6	Announcement on 2017/11/06 : New appointment of President of Telecommunication Laboratories
99.7	Announcement on2017/11/06 : To announce the major resolutions the Board resolved conditionally - Capital participation in Taiwania Capital Buffalo Fund Co., Ltd.